EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2021

The following is a brief description of the rights of the authorized capital stock of Enterprise Financial Services Corp (the “Company”) and related provisions of our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), our Amended and Restated Bylaws (the “Bylaws”) and applicable Delaware law. This description is not complete, and is subject to and qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation and the Bylaws, which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein, and the applicable provisions of the Delaware General Corporation Law, as amended from time to time (the “DGCL”) and federal law governing bank holding companies.
AUTHORIZED CAPITAL STOCK
Under our Certificate of Incorporation, we are authorized to issue up to 75,000,000 shares of common stock, $0.01 par value ( “Common Stock”), and 5,000,000 shares of preferred stock, $0.01 par value ( “Preferred Stock”).
LISTING
The Company’s Common Stock is listed on the Nasdaq Global Select Market under the trading symbol “EFSC”. The Company’s Preferred Stock is listed on the Nasdaq Global Select Market under the trading symbol “EFSCP”.
DESCRIPTION OF COMMON STOCK
Fully Paid and Nonassessable
All of the issued and outstanding shares of Common Stock are fully paid and nonassessable.
Voting Rights
The holders of our Common Stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of Common Stock held. There is no cumulative voting.
Dividends
Subject to the prior rights and preferences applicable to shares of Preferred Stock or any series of Preferred Stock, the holders of Common Stock are entitled to participate ratably in all dividends, payable in cash, stock or otherwise, that may be declared by our Board of Directors out of any funds legally available for the payment of dividends. Each such distribution will be payable to holders of record as they appear on our stock transfer books on such record dates and dividend dates as may be fixed by our Board of Directors. The payment of dividends is also subject to the restrictions set forth in the DGCL and the limitations imposed under bank regulatory requirements and capital guidelines.
Liquidation/Dissolution Rights
If we voluntarily or involuntarily liquidate, dissolve or wind-up, or upon any distribution of our assets, the holders of our Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Stock or any series of Preferred Stock, all of the remaining assets available for distribution equally and ratably in proportion to the number of shares of Common Stock held by them.

Other Rights
Holders of our Common Stock do not have preemptive rights under the DGCL, or our Certificate of Incorporation or Bylaws. Shares of our Common Stock are not redeemable and have no subscription or conversion rights.
Transfer Agent
The transfer agent and registrar for our Common Stock is Computershare N.A.
DESCRIPTION OF PREFERRED STOCK
On November 16, 2021, the Company filed a certificate of designations to its Certificate of Incorporation (the “Certificate of Designation”) with the Secretary of State of the State of Delaware, establishing the voting powers, designations, preferences, special rights, and qualifications of the Series A Preferred Stock (as defined below). On November 17, 2021, the Company issued and sold 3,000,000 depositary shares each representing a 1/40th ownership interest in the 5.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), par value $.01 per share, with a liquidation preference of $1,000 per share of Series A Preferred Stock (equivalent to $25.00 per depositary share) (the “Depositary Shares”), all of which were outstanding as of December 31, 2021. For additional information, see “Series A Preferred Stock” and “Depositary Shares” below.
Series A Preferred Stock
Generally
The Series A Preferred Stock is a single series of Preferred Stock. 75,000 shares of Preferred Stock are designated as Series A Preferred Stock. The Series A Preferred Stock is not convertible into, or exchangeable for, shares of Common Stock or any other class or series of other securities of the Company. The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or other obligation of the Company to redeem, retire or repurchase the Series A Preferred Stock. The Series A Preferred Stock represents non-withdrawable capital, is not an account of an insurable type, and is not insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency or instrumentality.
The number of designated shares of Series A Preferred Stock may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by resolution of our Board of Directors (or a duly authorized committee thereof), without the vote or consent of the holders of the Series A Preferred Stock. Shares of Series A Preferred Stock that are redeemed, purchased or otherwise acquired by us will be cancelled and will revert to authorized but unissued shares of Preferred Stock undesignated as to series. We have the authority to issue fractional shares of Series A Preferred Stock.
We reserve the right to re-open this series and issue additional shares of the Series A Preferred Stock and the related Depositary Shares either through public or private sales at any time and from time to time without notice to or the consent of holders of the Series A Preferred Stock, provided that such additional shares of Series A Preferred Stock will only be issued if they are fungible with the original shares for U.S. federal income tax purposes. The additional shares of Series A Preferred Stock and the related Depositary Shares will form a single series with the Series A Preferred Stock and the related Depositary Shares, respectively.
Rank
With respect to the payment of dividends by, and distributions of assets upon any liquidation, dissolution or winding up of, the Company, the Series A Preferred Stock rank:

•senior to our Common Stock and any class or series of our stock that may be issued in the future that is not expressly stated to be on parity with or senior to the Series A Preferred Stock with respect to such dividend and distributions (“Junior Stock”);
•on parity with, or equally to, any class or series of our capital stock we have issued and may issue in the future that is expressly stated to be on parity with the Series A Preferred Stock with respect to such dividends and distributions;
•junior to any class or series of our capital stock we may issue in the future that is expressly stated to be senior to the Series A Preferred Stock with respect to such dividends and distributions, if the issuance is approved by the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock; and
•junior to our secured and unsecured debt.
Dividends
Dividends on the Series A Preferred Stock are not cumulative or mandatory. If our Board of Directors, or a duly authorized committee thereof, does not declare a dividend on the Series A Preferred Stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period, or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our Board of Directors, or a duly authorized committee thereof, declares a dividend on the Series A Preferred Stock or any other class or series of our capital stock for any future dividend period. A “dividend period” is the period from and including a dividend payment date to but excluding the next dividend payment date.
Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by our Board of Directors, or a duly authorized committee thereof, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the stated amount of $1,000 per share at a rate of 5.00% per annum, and no more, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year; provided, however, that if any such dividend payment date is not a business day, then such date shall nevertheless be a dividend payment date but dividends on the Series A Preferred Stock shall be paid on the next succeeding business day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment). In the event that we issue additional shares of Series A Preferred Stock after the original issue date, those shares will be entitled to dividends that are declared on or after the date they are issued.
If any dividend payment date is not a business day, then the applicable dividend will be paid on the next business day without any adjustment to, or interest on, the amount of dividends paid. We will not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared. A business day means any weekday that is not a legal holiday in New York, New York, and is not a day on which banking institutions in New York, New York or Clayton, Missouri, are closed.
Dividends will be payable to holders of record of Series A Preferred Stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable dividend payment date, as shall be fixed by our Board of Directors, or a duly authorized committee thereof, in advance of payment of each particular dividend. The corresponding record dates for the Depositary Shares will be the same as the record dates for the Series A Preferred Stock.
Dividends payable on the Series A Preferred Stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, unless we default in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption.

Restrictions on Dividends, Redemptions and Repurchases
Under the DGCL, subject to limited exceptions relating to our net earnings in specified periods, we may declare or pay dividends on the Series A Preferred Stock only if, after payment of such dividends, we would be able to pay our indebtedness as it becomes due in the usual course of business and only to the extent by which our total assets after payment of such dividends exceed the sum of our total liabilities. When the need to make these determinations arises, our Board of Directors will determine the amount of our total assets, total liabilities and liquidation preference amount with regard to outstanding shares of Series A Preferred Stock in accordance with the DGCL.
Our ability to pay dividends on the Series A Preferred Stock also depends on the ability of the Enterprise Bank & Trust, our wholly-owned bank subsidiary, to pay dividends to the Company. The ability of the Company and Enterprise Bank & Trust to pay dividends in the future is subject to bank regulatory requirements and capital guidelines and policies established by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the FDIC and the Missouri Division of Finance, as applicable.
So long as any share of Series A Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series A Preferred Stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
•no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than (i) a dividend payable solely in Junior Stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);
•no monies may be paid or made available for a sinking fund for the redemption or retirement of any Junior Stock nor shall any shares of Junior Stock be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period (other than (i) as a result of a reclassification of Junior Stock for or into other Junior Stock, (ii) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (iv) purchases, redemptions or other acquisitions of shares of the Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to or during the most recently completed preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged or (vii) the acquisition by us or any of our subsidiaries of record ownership in Junior Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians, nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us); and
•no monies may be paid or made available for a sinking fund for the redemption or retirement of any Parity Stock nor shall any shares of Parity Stock, be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly, during a dividend period (other than (i) any purchase or other acquisition of shares of Series A Preferred Stock and Parity Stock in accordance with a purchase offer made in writing or by publication (as determined by our Board of Directors, or a duly authorized committee thereof), to all holders of such shares on such terms as our Board of Directors (or a duly authorized committee thereof), after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes, (ii) as a result of a reclassification of Parity Stock for or into other Parity Stock, (iii) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (v) purchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to or during the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the acquisition by us or any of our subsidiaries of record ownership in Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians).
If our Board of Directors (or a duly authorized committee thereof) elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period on the shares of Series A Preferred Stock or any class or series of our stock that ranks on a parity with the Series A Preferred Stock in the payment of current dividends, then, to the extent permitted by the terms of the Series A Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series A Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to the Series A Preferred Stock or any series of Dividend Parity Stock (in either case, the “First Series”) coincides with more than one dividend period with respect to another series applicable (in either case, a “Second Series”), then, for purposes of this paragraph, our Board of Directors (or a duly authorized committee thereof) may, to the extent permitted by the terms of each affected series, treat such dividend period for the First Series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the Second Series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and dividend period(s) with respect to the Series A Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series A Preferred Stock.
As used herein, “Parity Stock” means any other class or series of stock of the Company that ranks on a parity with the Series A Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Company. As used herein, “Dividend Parity Stock” means any class or series of our stock that ranks on a parity with the Series A Preferred Stock in the payment of current dividends. As of the date hereof, there are no series of Parity Stock outstanding.
As used herein, “Senior Stock” means any other class or series of stock of the Company ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company. As of the date hereof, there are no series of Senior Stock outstanding.
Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by our Board of Directors, or a duly authorized committee thereof, may be declared and paid on our Common Stock and any other Junior Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.
Dividends on the Series A Preferred Stock will not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable capital adequacy rules.
Redemption

Optional Redemption
The Series A Preferred Stock is perpetual and has no maturity date. The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. We may redeem the Series A Preferred Stock at our option, in whole or in part, from time to time, on any dividend payment date on or after December 15, 2026, at a redemption price equal to the stated amount of $1,000 per share (equivalent to $25.00 per Depositary Share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Neither the holders of Series A Preferred Stock nor holders of Depositary Shares will have the right to require the redemption or repurchase of the Series A Preferred Stock, and should not expect such redemption or repurchase. Notwithstanding the foregoing, we may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency (as defined below) with respect to us, as defined in Section 3(q) of the Federal Deposit Insurance Act, or any successor provision (the “Appropriate Federal Banking Agency”), if then required under capital rules applicable to us. Our Appropriate Federal Banking Agency is the Federal Reserve.
Redemption Following a Regulatory Capital Treatment Event
We may redeem shares of the Series A Preferred Stock at any time within 90 days following a Regulatory Capital Treatment Event (as defined below), in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per Depositary Share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Such redemption shall be subject to prior approval of the Federal Reserve, if the Series A Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
A “Regulatory Capital Treatment Event” means the good faith determination by the Company that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States (including, for avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series A Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series A Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the Company will not be entitled to treat the full stated amount of $1,000 per share of Series A Preferred Stock then outstanding as Tier 1 Capital (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding. Dividends will cease to accrue on those shares on the redemption date.
Redemption Procedures
If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on our books, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the Series A Preferred Stock or any Depositary Shares representing interests in the Series A Preferred Stock are held in book-entry form through The Depositary Trust Company (“DTC”) or any other similar facility, we may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this paragraph shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the delivery thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Each notice of redemption will include a statement setting forth:
•the redemption date;

•the number of shares of the Series A Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of Series A Preferred Stock to be redeemed from the holder;
•the redemption price;
•the place or places where the certificates evidencing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and
•that dividends on such shares will cease to accrue on the redemption date.
If notice of redemption of any shares of Series A Preferred Stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by us separate and apart from our other assets, in trust for the pro rata benefit of the holders of any shares of Series A Preferred Stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series A Preferred Stock are issued in certificated form, on and after the redemption date, unless we default in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption, dividends will cease to accrue on all shares of Series A Preferred Stock so called for redemption, and all such shares of Series A Preferred Stock so called for redemption shall no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, including rights described below under the heading “Voting Rights”, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with our other funds, and after that time the holders of the shares so called for redemption shall look only to us for payment of the redemption price of such shares.
The redemption price for any shares of Series A Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to us or our agent, if the shares of Series A Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a dividend period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date.
In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot. Subject to the provisions hereof (or, if the Depositary Shares are issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility), our Board of Directors, or a duly authorized committee thereof, has full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time. If we have issued certificates for the Series A Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
Under the Federal Reserve’s current capital regulations applicable to financial holding companies, any redemption of the Series A Preferred Stock is subject to prior approval by the Federal Reserve and we must either replace the shares to be redeemed with an equal amount of Tier 1 Capital or additional Tier 1 Capital or demonstrate to the Federal Reserve that the Company will continue to hold capital commensurate with its risk. Any redemption of the Series A Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth by the Federal Reserve applicable to redemption of the Series A Preferred Stock.
The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Neither the holders of the Series A Preferred Stock nor the holders of the related Depositary Shares have the right to require the redemption or repurchase of the Series A Preferred Stock.

Liquidation Rights
In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, before any distribution or payment out of our assets may be made to or set aside for the holders of any Junior Stock, holders of the Series A Preferred Stock are entitled to receive out of our assets legally available for distribution to our stockholders (i.e., after satisfaction of all our liabilities to creditors, if any) an amount equal to the stated amount of $1,000 per share (equivalent to $25.00 per Depositary Share), together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment (the “Liquidation Preference”). Holders of the Series A Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.
In any such distribution, if the assets of the Company are not sufficient to pay the Liquidation Preference in full to all holders of the Series A Preferred Stock and all holders of any class or series of our stock that ranks on parity with the Series A Preferred Stock in the distribution of assets on liquidation (the “Liquidation Preference Parity Stock”), the amounts paid to the holders of Series A Preferred Stock and to the holders of all Liquidation Preference Parity Stock will be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the Series A Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “liquidation preference” of any holder of our stock other than the Series A Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on our assets available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable. If the Liquidation Preference has been paid in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of our Junior Stock will be entitled to receive all remaining assets of the Company according to their respective rights and preferences.
For purposes of this section, the merger, consolidation or other business combination of the Company with any other entity, including a transaction in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the Company for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Company.
Because we are a holding company, our rights and the rights of our creditors and our stockholders, including the holders of the Series A Preferred Stock, to participate in the distribution of assets of any of our subsidiaries upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against the subsidiary.
Voting Rights
Except as provided below or otherwise required by law, the holders of the Series A Preferred Stock will have no voting rights.
Right to Elect Two Directors upon Nonpayment of Dividends
If and whenever dividends payable on Series A Preferred Stock or any class or series of Parity Stock having voting rights equivalent to those described in this paragraph (“Voting Parity Stock”), have not been declared and paid (or, in the case of Voting Parity Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive (a “Nonpayment Event”), the number of directors on the Board of Directors shall automatically be increased by two and the holders of Series A Preferred Stock, together with the holders of any outstanding Voting Parity Stock then entitled to vote for additional directors, voting together as a single class, shall be entitled to elect by a vote of the holders of record of a majority of the outstanding Series A Preferred Stock the two additional directors (the “Preferred Stock Directors”); provided that the election of any such directors shall not cause us to violate the corporate governance requirement of Nasdaq Global Select Market (“Nasdaq”) (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors and provided further that our Board of Directors shall at no time include more than two Preferred Stock Directors (including, for purposes of this limitation, all directors that the holders of any series of voting Preferred Stock are entitled to elect pursuant to like voting rights).
In the event that the holders of Series A Preferred Stock and such other holders of Voting Parity Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the stated amount of the Series A Preferred Stock and each other series of Voting Parity Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of our stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of our stockholders. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series A Preferred Stock or Voting Parity Stock, and delivered to our Corporate Secretary in such manner as provided for in the Certificate of Designation, or as may otherwise be required or permitted by applicable law. If our Corporate Secretary fails to call a special meeting for the election of the Preferred Stock Directors within 20 days of receiving proper notice, any holder of Series A Preferred Stock or Voting Parity Stock may call such a meeting at our expense solely for the election of the Preferred Stock Directors, and for this purpose and no other (unless provided otherwise by applicable law) such Series A Preferred Stock holder shall have access to our stock ledger.
Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series A Preferred Stock and Voting Parity Stock, voting together as a single class in proportion to their respective stated amounts. The Preferred Stock Directors elected at a special meeting shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as described below. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by our Board of Directors to serve until the next annual meeting of the stockholders on the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by a vote of the holders of record of a majority of the outstanding Series A Preferred Stock and such Voting Parity Stock for which dividends have not been paid, voting as a single class, provided that the election of any such directors shall not cause us to violate the corporate governance requirement of Nasdaq (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of a Preferred Stock Director after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before our Board of Directors for a vote.
When (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preferred Stock on four consecutive dividend payment dates following a Nonpayment Event and (ii) the rights of holders of any Voting Parity Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series A Preferred Stock to participate in the election of Preferred Stock Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall immediately terminate, and the number of directors constituting our Board of Directors shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly dividend periods following a Nonpayment Event, we may take account of any dividend we elect to pay for any dividend period after the regular dividend payment date for that period has passed.
In addition, if and when the rights of holders of Series A Preferred Stock terminate for any reason, including under circumstances described above under the heading “Redemption”, such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date) and the terms of any additional directors elected by the holders of Series A Preferred Stock and any Voting Parity Stock shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of Voting Parity Stock have similarly terminated.
Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock (including the Series A Preferred Stock) are or become entitled to vote for the election of directors, such series, along with any other holders of stock that are entitled to vote for the election of directors with that series, will be deemed a class of voting securities. A company holding 25% or more of that class, or less if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that class. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that class.
Other Voting Rights
So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or our Certificate of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock, voting together with any other series of Preferred Stock that would be adversely affected in substantially the same manner and entitled to vote as a single class in proportion to their respective stated amounts (to the exclusion of all other series of Preferred Stock), given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary to:
•amend or alter our Certificate of Incorporation to authorize or increase the authorized amount of, or issue shares of, any class or series of our capital stock ranking senior to the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;
•amend, alter or repeal the provisions of our Certificate of Incorporation so as to materially and adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any amendment to authorize or create, or increase the authorized amount of, any class or series of stock that does not rank senior to the Series A Preferred Stock in either payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets upon liquidation, dissolution or winding up of the Company will not be deemed to affect adversely the powers, preferences, privileges or rights of the Series A Preferred Stock; or
•consummate (i) a binding share-exchange or reclassification involving the Series A Preferred Stock or (ii) a merger or consolidation of the Company with or into another entity (whether or not a corporation), unless in each case (A) the shares of the Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, the Series A Preferred Stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole.
If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would adversely affect one or more but not all series of Preferred Stock (including the Series A Preferred

Stock for this purpose), then only the series affected and entitled to vote shall vote to the exclusion of all other series of Preferred Stock.
Without the consent of the holders of the Series A Preferred Stock, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series A Preferred Stock, we may amend, alter, supplement or repeal any terms of the Series A Preferred Stock:
•to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designation for the Series A Preferred Stock that may be defective or inconsistent; or
•to make any provision with respect to matters or questions arising with respect to the Series A Preferred Stock that is not inconsistent with the provisions of the Certificate of Designation.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by us for the benefit of the holders of the Series A Preferred Stock to effect the redemption.
Voting Rights under the DGCL
Delaware law provides that the holders of preferred stock will have the right to vote separately as a class on any amendment to our Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any such proposed amendment would alter or change the powers, preferences or special rights of one or more series of preferred stock so as to affect them adversely, but would not so affect the entire class of preferred stock, only the shares of the series so affected shall be considered a separate class for purposes of this vote on the amendment. This right is in addition to any voting rights that may be provided for in our Certificate of Incorporation.
Depositary Agent, Transfer Agent and Registrar
Computershare N.A. is the depositary and transfer agent and registrar for the Series A Preferred Stock. We may, in our sole discretion, remove the depositary in accordance with the agreement between us and the depositary; provided that we will use our best efforts to ensure that there is, at all relevant times when the Series A Preferred Stock is outstanding, a person or entity appointed and serving as transfer agent and/or registrar. The transfer agent and/or registrar may be a person or entity affiliated with us.
Preemptive and Conversion Rights
The holders of the Series A Preferred Stock do not have any preemptive rights. The Series A Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.
Depositary Shares, Each Representing 1/40th Interest in a Share of Series A Preferred Stock
General
Each Depositary Share represents a 1/40th ownership interest in a share of Series A Preferred Stock and will be evidenced by depositary receipts. We will deposit the underlying shares of the Series A Preferred Stock with Computershare N.A., acting as depositary (the “Depositary”) pursuant to a deposit agreement among us, the Depositary, and the holders from time to time of the depositary receipts evidencing the Depositary Shares (the “Deposit Agreement”). Subject to the terms of the Deposit Agreement, each holder of a Depositary Share will be entitled, through the Depositary, in proportion to the applicable fraction of a share of Series A Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Series A Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights). References herein to “holders” of

Depositary Shares mean those who own Depositary Shares registered in their own names on the books that we or the Depositary maintain for this purpose, and not indirect holders who own beneficial interests in Depositary Shares registered in street name or issued in book-entry form through DTC.
Amendment and Termination of the Deposit Agreement
We may amend the form of depositary receipt evidencing the Depositary Shares and any provision of the Deposit Agreement at any time and from time to time by agreement with the Depositary without the consent of the holders of depositary receipts. However, any amendment that will materially and adversely alter the rights of the holders of depositary receipts will not be effective unless the holders of at least two-thirds of the affected Depositary Shares then outstanding approve the amendment. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipts, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.
We will make no amendment that impairs the right of any holder of Depositary Shares to receive shares of the Series A Preferred Stock and any money or other property represented by those Depositary Shares, except in order to comply with mandatory provisions of applicable law or the rules and regulations of any governmental body, agency, or commission, or applicable securities exchange.
The Deposit Agreement may be terminated:
•if all outstanding Depositary Shares have been redeemed pursuant to the Deposit Agreement;
•if there shall have been a final distribution made in respect of the Series A Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of depositary receipts representing Depositary Shares pursuant to the terms of the Deposit Agreement; or
•upon the consent of holders of depositary receipts representing in the aggregate not less than two-thirds of the Depositary Shares outstanding.
We may terminate the Deposit Agreement at any time, and the Depositary will give notice of that termination to the holders of all outstanding depositary receipts not less than 30 days before the termination date. In that event, the Depositary will deliver or make available for delivery to holders of Depositary Shares, upon surrender of the depositary receipts evidencing the Depositary Shares, the number of whole or fractional shares of the Series A Preferred Stock as are represented by those Depositary Shares.
Dividends and Other Distributions
Each dividend payable on a Depositary Share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the Series A Preferred Stock.
The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of Depositary Shares relating to the underlying Series A Preferred Stock in proportion to the number of Depositary Shares held by the holders. If we make a distribution other than in cash, the Depositary will distribute any property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the Depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the Depositary Shares.
Record dates for the payment of dividends and other matters relating to the Depositary Shares will be the same as the corresponding record dates for the Series A Preferred Stock.

The amounts distributed to holders of Depositary Shares will be reduced by any amounts required to be withheld by the Depositary or by us on account of taxes or other governmental charges. The Depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any Depositary Shares or the shares of the Series A Preferred Stock until such taxes or other governmental charges are paid.
Redemption of Depositary Shares
If we redeem the Series A Preferred Stock represented by the Depositary Shares, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption of the Series A Preferred Stock held by the Depositary. The redemption price per Depositary Share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25.00 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, on the shares of the Series A Preferred Stock.
Whenever we redeem shares of Series A Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing shares of Series A Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the Depositary Shares to be redeemed pro rata or by lot. In any case, the Depositary will redeem the Depositary Shares only in increments of 40 Depositary Shares and any integral multiple thereof. The Depositary will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related Depositary Shares.
Voting of the Series A Preferred Stock
Because each Depositary Share represents a 1/40th interest in a share of the Series A Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per Depositary Share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to a vote, as described above.
When the Depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the Depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the Depositary Shares relating to the Series A Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the Depositary to vote the amount of the Series A Preferred Stock represented by the holder’s Depositary Shares. To the extent possible, the Depositary will vote the amount of the Series A Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing the Series A Preferred Stock, it will vote all Depositary Shares held by it proportionately with instructions received.
Depositary Agent, Transfer Agent and Registrar
Computershare N.A. is the depositary and transfer agent and registrar for the Depositary Shares. We may, in our sole discretion, remove the Depositary in accordance with the agreement between us and the Depositary; provided that we will appoint a successor depositary who will accept such appointment prior to the effectiveness of the prior depositary’s removal.
Form and Notices
The Series A Preferred Stock will be issued in registered form to the Depositary, and the Depositary Shares will be issued in book-entry form through DTC. The Depositary will forward to the holders of the Depositary Shares all reports, notices, and communications from us that are delivered to the Depositary and that we are required to furnish to the holders of the Series A Preferred Stock.

Other Preferred Stock
Our Certificate of Incorporation authorizes our Board of Directors to create and provide for the issuance of one or more series of Preferred Stock, without the approval of our stockholders. Our Board of Directors or a duly authorized committee thereof can also determine the terms, including the designations, powers, preferences and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any Preferred Stock.
CERTAIN ANTI-TAKEOVER EFFECTS
Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and Bylaws contain various protective provisions that would have the effect of impeding an attempt to change or remove our Board of Directors or to gain control of our outstanding capital stock.
Our Certificate of Incorporation and Bylaws provide:
•that directors can be removed only upon the vote of the holders of a majority of shares then entitled to votes at an election of directors;
•that we may issue Preferred Stock with such rights, preferences, privileges and limitations as our Board of Directors may, without prior stockholder approval, establish;
•that special meetings of stockholders may only be called by the Chairman of the Board or Directors, the Chief Executive Officer, resolution of a majority of our Board of Directors, or the holders of not less than 50% of the shares of Common Stock then-outstanding; and
•advance notice procedures with regard to the nomination, other than by or at the direction of our Board of Directors or a committee of the Board of Directors, of candidates for election as directors.
Restrictions on Ownership
The BHC Act requires any bank holding company, as defined in the BHC Act, to obtain the approval of the Federal Reserve prior to the acquisition of 5% or more of our Common Stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve to acquire 10% or more of our Common Stock under the Change in Bank Control Act. Any holder of 25% or more of our Common Stock, or a holder of 5% or more if such holder otherwise exercises a controlling influence over us, is subject to regulation as a bank holding company under the BHC Act.
Delaware General Corporation Law.
Section 203 of the DGCL applies to the Company because it is listed on a national securities exchange. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that person became an interested stockholder, unless:
•the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;
•upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or
•at or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.
Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:
•the owner of 15% or more of the outstanding voting stock of the corporation; or
•an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.